

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 27, 2009

Mr. Kevin A. Paprzycki
Chief Financial Officer
Westmoreland Coal Company
2 North Castle Avenue, 2nd Floor
Colorado Springs, Colorado 80903

> **Re: Westmoreland Coal Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 1-11155**

Dear Mr. Paprzycki:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page 47

Note 7 – Lines of Credit and Long Term Debt, page 66

1.   We note your disclosure stating that it was not practicable to estimate the fair value of your convertible debt as of December 31, 2008 because you have not yet obtained or developed a valuation model. Please identify any unique provisions of your debt which you believe make estimating fair value impractical, and explain how each precludes knowledge of the basic factors utilized in estimating fair value. Otherwise, we would expect you to provide the fair value disclosures prescribed under SFAS 107.

Controls and Procedures, page 96

2.   We note you have disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, as required by Item 307 of Regulation S-K. However, you are also required to disclose the conclusion of your principal officers on the effectiveness of your internal control over financial reporting as of the end of your fiscal period in your Management's Report on Internal Control over Financial Reporting, in accordance with Item 308(a)(3) of Regulation S-K. Please revise your disclosure accordingly.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief